UNITED STATES
                               SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


     DIVISION OF
  CORPORATION FINANCE


                                                       September 17, 2019

Jack D. Hightower
Chief Executive Officer
c/o HighPeak Energy Partners II, LP
421 W. 3rd Street, Suite 1000
Fort Worth, Texas 76102

RE:    Pure Acquisition Corp.
       Schedule TO-T filed September 12, 2019
       Filed by HighPeak Energy Partners II, Limited Partnership
       File No. 005-90824

Dear Mr. Hightower:

        We have reviewed the above-captioned filing and have the following comments. Some of our comments may ask for information so we may better understand your disclosure. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

       Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing this information and/or amendment to this filing, we may raise additional comments.

Schedule TO-T

Cover Page | General

1. While we recognize you have executed the Schedule TO as an authorized representative of the general partner of the named bidder, neither you nor HighPeak Energy Partners GP II, LP have been identified as co-bidders. General Instruction K.(1) of Schedule TO, codified at
   Rule 14d-100, defines the term offeror consistent with the term "bidder" as defined in Rule
   14d-1(g)(2) to include persons on whose behalf the offer is being made. Please advise us whether or not you and the general partner should be identified as co-Offerors. To the extent a conclusion is reached that the tender offer is not being conducted on your collective behalf, please advise us what steps have been taken to provide disclosure pursuant to General
   Instruction C to Schedule TO with respect to both you and the general partner.

2. The Schedule TO was not jointly filed as a Schedule 13E-3, and the response to Item 13 of
   Schedule TO indicates that a legal conclusion was reached that disclosures required by Rule
   13e-3 were inapplicable. Please provide us with a brief legal analysis as to whether the
   "Sponsor" as defined in the Offer to Purchase is an affiliate as defined in Rule 13e-3(a)(1).
 Jack D. Hightower
HighPeak Energy Partners II, LP
September 17, 2019
Page 2

Offer to Purchase | Exhibit 99(a)(1)(A)
Cover page

3. The tender offer stipulates that the bidder is seeking to buy "up to" 20,700,000 public warrants.
   To remove the implication that the tender offer is for less than all of this outstanding class of equity, or that the bidder has discretion in buying a lesser amount than the stated 20,700,000, please revise to delete the "up to" qualification, or advise. The title to the transaction also reads
   "Offers to Purchase" and conflicts with the title given in the exhibit table beneath Item 12 of
   Schedule TO. Unless multiple tender offers exist, please revise.

Withdrawal Rights, page 10

4. Please refer to the following terms and representations as disclosed in the Offer to Purchase:
   "Tenders of Public Warrants made pursuant to the Offer may be rescinded at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable." The assertion that tenders are irrevocable after the Expiration Date is inconsistent with Section 14(d)(5). Please delete the assertion regarding irrevocability and disclose the full extent of the withdrawal rights available.
   Refer to Item 4 of Schedule TO and corresponding Item 1004(a)(1)(vii) of Regulation M-A.

Conditions, page 15

5. A disclosure exists indicates the bidder's determinations are "final and binding." Please revise to qualify this statement by indicating that warrant holders are not foreclosed from challenging the bidder's determinations in a court of competent jurisdiction.

6. Please refer to the following statement: "Our failure at any time to exercise the foregoing rights will not be deemed a waiver of any right." To the extent an offer condition is triggered, and such condition is not asserted to terminate the offer or not waived, the decision to proceed with the offer is interpreted by us as a waiver of such condition. If the condition is material, the bidder will need to disclose its decision promptly regarding whether or not it intends to waive the condition given the obligation to disclose material changes promptly. See Rule 14d-6(c).

Letter of Transmittal | Exhibit 99(a)(1)(B)

7. The bidder asks the warrant holders to represent, warrant and agree that the Offer to Purchase and Letter of Transmittal have been reviewed. See (vi) on page 5. Asking warrant holders to make the equivalent of a certification appears intended to serve as a means of limiting or eliminating liability. Asking warrant holders to make such a representation without having first disclosed the purpose of language and the possible effect execution of the letter of transmittal will have on their future rights in the event disclosures are subsequently challenged is inconsistent with Item 1011(c) of Regulation M-A and Section 14(e). Please revise or advise.

8. Please refer to the following disclosure on page 5: "The undersigned understands that this tender may not be withdrawn after the Expiration Date..." This limitation is inconsistent with
 Jack D. Hightower
HighPeak Energy Partners II, LP
September 17, 2019
Page 3

   Section 14(d)(5). In addition, the language conflicts with disclosure on page 11 that reads:
   "Holders of Public Warrants can withdraw tendered Public Warrants at any time prior to the
   Expiration Date, and Public Warrants that the Offeror has not accepted for purchase by October
   10, 2019, may thereafter be withdrawn at any time after such date until such Public Warrants are accepted by the Offeror for purchase pursuant to the Offer." Please revise to remove these inconsistencies and conflicts, or advise.

   Closing Comments

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the offeror is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

       Please direct any questions to me at (202) 551-3266.


                                                      Sincerely,

                                                      /s/ Nicholas P. Panos

                                                      Nicholas P. Panos
                                                      Senior Special Counsel
                                                      Office of Mergers &
Acquisitions

cc: Sarah K. Morgan, Esq.
Scott D. Rubinsky, Esq.